02050730

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

PE

For the month of August 6, 2002

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes X No ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION
(Registrant)

Date: August 6, 2002 by: [signature]
(Lana Bea Turner, Secretary)*

***Print the name and title of the signing officer under his signature.**

#0-29978

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0140
CUSIP #229248109
August 6, 2002

Shares Outstanding: 22,354,714
Trading Symbol: "CGH:TSX-Venture"
OTCBB Trading Symbol: "CYTGF"

NEWS RELEASE

VANCOUVER, BC – Crystal Graphite Corporation ("CGC") wishes to announce that CGC has extended the expiry date of 472,845 warrants (exercise price $0.70) from August 10, 2002 to December 31, 2002, subject to regulatory approval.

For further information please contact our Investor Relations Department at 1-877-509-8877 or visit our website at: www.crystalgraphite.com.

On Behalf of the Board of Directors

"Gordon J. Sales"

President

#0-29976

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0140
CUSIP #229248109
August 6, 2002

Shares Outstanding: 22,354,714
Trading Symbol: "CGH:TSX-Venture"
OTCBB Trading Symbol: "CYTGF"

NEWS RELEASE

VANCOUVER, BC – Crystal Graphite Corporation ("CGC") reports that CGC engaged AMEC E&C Services Limited (AMEC) to review the work completed to date on the Black Crystal Graphite property (Black Crystal) and prepare a "Technical Report," as defined by National Instrument 43-101, to disclose the results of drilling on the project and the resource estimate. The work entailed a review of pertinent geological, metallurgical, and marketing data in sufficient detail to prepare the technical report. Stephen Hodgson P.Eng., an employee of AMEC, served as the qualified person responsible for preparing this document. Stephen Juras P.Geo. of AMEC supervised the review of the geological data and revisions to the resource model, and acted as the qualified person responsible for this area. Stephen Hodgson conducted the site visit from 8 April to 10 April 2002.

The Black Crystal property is a disseminated flake graphite deposit located in the Valhalla Range of the southern Selkirk Mountains, approximately 51 kilometres north of Castlegar and 27.5 kilometres northwest of the village of Passmore, BC. It consists of groups of claims that are non-contiguous. To the north is a 10-claim group containing the graphite mineralization, while to the south is a group of 22 claims, which include the exploration claims and plant infrastructure. CGC holds a 100% interest in all of these claims, and has recently obtained mining leases that cover the deposit area and site infrastructure.

There is a 20% gross profit royalty for a period of 10 years on Molly claims #1 through #4 and PB claims #1 through #6, ending August 2010 to a maximum of $1.7 million. The royalty is defined as 20% of the gross receipts from sales received from the product of the property, less direct operating costs.

The Black Crystal project is situated within the Omineca Crystalline Belt, an area typified by extensive tectonic uplift underlain by metamorphosed miogeoclinal rocks and local rocks that were formed in island arc settings. The property itself is located within the Valhalla Complex, a structural or domal culmination of high-grade metamorphic (upper amphibolite grade) rocks. Property geology consists of a series of calc-silicate and amphibolite gneiss, a quartz-rich unit, and a variety of intermediate to felsic intrusive rocks.

Graphite mineralization on the property is ubiquitous, occurring locally in all rock types except for the quartz monzonite intrusives. Calc-silicate gneisses are the preferred host for the most consistently higher grade mineralization observed on the property. The calc-silicate gneisses have been split into Cs1 and Cs2. Cs2 typically contains 2% to 5% flake graphite, or organic carbon (also referred to as fixed carbon, or FC).

A regolith (sandy material) has formed in-situ above both Cs units locally, and there is a transition zone of slightly weathered Cs material that is less friable than the regolithic zone.

The regolithic and transition zones, which consist of weathered calc-silicate material, are the best targets on the property, with overall organic carbon concentrations from 2% to 5% FC.

The database used to estimate the mineral resource at Black Crystal consists of samples and geological information from 64 drill holes, 176 slit trenches, and 1,855 metres of linear trench. Data transfer to the resource database was checked and found sufficiently free of error to be adequate for resource estimation. Samples were initially prepared at site and then shipped to Bondar Clegg of Vancouver for analyses. Ultimately, all sample preparation was done at Bondar Clegg.

The amount of graphite mineralization has been determined indirectly by measuring the quantity of fixed carbon in a sample using the Leco method.

The main QA/QC data are from a major field duplicate study undertaken by CGC. Control data results for the regolith samples show acceptable quality in the grade range that would likely be mined. Results for the calc-silicate sample (drill core) show poorer quality. This can be rectified through additional check assays and consistent analytical protocols between laboratories. Overall, AMEC believes the risk to the mineral resource estimate is minimal and within acceptable limits. Check assay results must demonstrate no bias and consistent reproducibility to enable portions of the calc-silicate hard rock graphite mineralization to be classified as measured mineral resource.

Petrographic and XRD analyses show CGC graphite to be very coarse by international standards. It is a high-rank graphite with high reflectance and a high degree of crystallographic order. Upon segregation, it produces very pure coarse flake graphite and impure fine graphite. The graphite grains are mostly undeformed. CGC graphite contains minor to negligible amounts of iron oxide minerals. The main mineral phase included in the graphite is quartz.

To date, most of the testwork has been conducted on various composite samples of the regolith. Metallurgical performance from the pilot plant at a 20 to 25 tonnes per hour feed rate of screened regolith material has been 90% to 95% graphite concentrate grade at 75% to 80% recovery.

The short-term objective of the pilot plant will therefore be to produce a concentrate with a grade of 97% graphite from a single pass through the circuit. This may be achieved by making one or more of the following modifications:

- Install an additional regrinding mill and two or three more cleaner flotation stages.
- Process the third cleaner concentrate over a gravity shaking table.
- Screen the third cleaner concentrate over a 150-mesh screen to remove the finer silicate contaminants.
- Process the third cleaner concentrates in a hydrofluoric acid leach to remove the silicate contaminants.

All of the above processes can be used in conjunction with or without the currently installed hydrochloric acid leaching process.

Preliminary testwork on hard rock (CS) graphite ores produced 93% to 94% graphite concentrate at 79% recovery from the low-grade CS1 material, and 95% to 96% graphite concentrate at 85% to 90% recovery from the high-grade CS2 material. Concentrate grades of 97% graphite should be readily achievable at 80% graphite recovery, although testwork would be required to confirm this presumption.

AMEC reviewed publicly available information regarding the U.S. market for high-purity natural graphite, market trends, and product pricing to confirm that CGC's marketing plan is reasonable. AMEC was able to confirm CGC's prices for carbon brushes, friction applications, and refractory products using published U.S. government data. The total market for these materials is large enough to easily incorporate the amounts of natural carbon that CGC anticipates to produce from its deposit in the first six years.

The market for natural, high-purity graphite in proton emission membrane (PEM) fuel cells is more difficult to quantify. However, available information strongly suggests that the market will be significant enough to assimilate Black Crystal graphite.

AMEC believes that the alliances CGC has presently developed, in conjunction with the size of the present market for natural graphite, the production of fuel cells, and the quality of product CGC has demonstrated can be produced from the Black Crystal deposit, will enable CGC to execute contracts and meet its projected sales targets for the fuel cell market. Given the rapidly evolving technology of fuel cells, there is a risk that natural, crystalline graphite may be replaced by other materials, but at present natural graphite is one of the preferred raw materials.

The mineral resource estimate for the Black Crystal project was made from 3D block models utilizing commercial mine planning software (MineSight®). Industry-accepted methods were used to create interpolation domains based on graphite mineralized geology and grade estimation based on ordinary kriging. Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model values, drill hole and trench composites, and geology. Good agreement was observed. Global and local bias checks in block models found no evidence of bias.

The logic for mineral resource classification of the Black Crystal deposit was consistent with the CIM definitions for industrial minerals referred to in NI 43-101. The measured mineral resources category is only supported in the regolith unit, and at a trench spacing of about 25 m. The indicated mineral resource category is supported by the present trench and drill grid on the regolith and calc-silicate units (about 50 m).

The mineralization of the Black Crystal Graphite project as of 5 July 2002 is classified as measured, indicated, and inferred mineral resources. The classified mineral resources are shown below. The mineral resource is reported at a 0.70 % FC cut-off grade to reflect preliminary metallurgical work and expected long-term pricing for high purity graphite mineralization.

Black Crystal Graphite Project Mineral Resource Summary

	Tonnage	% Fixed Carbon
Regolith:		
Measured Mineral Resource	292,000	1.95
Indicated Mineral Resource	356,000	1.71
Measured + Indicated Mineral Resources	648,000	1.82
Inferred Mineral Resource	516,000	1.69
Calc-silicate:		
Indicated Resources	4,763,000	1.21
Inferred Mineral Resource	4,591,000	1.24

Notes: 1. Calculated at a **0.7% FC cut-off.** **2.** Bulk density values used: Regolith = 1.67, Calc-silicate = 2.80. **3.** The measured mineral resource excludes the 10,400 tonnes @ 4.3% FC stockpiled at the CGC processing plant.

For further information please contact our Investor Relations Department at 1-877-509-8877 or visit our website at: www.crystalgraphite.com.

On Behalf of the Board of Directors

"Gordon J. Sales"

President

"This release was prepared by management who takes full responsibility for its contents. The TSX Venture Exchange neither approves nor disapproves of this news release."